Exhibit 99.1
Filed by Pacific Premier Bancorp, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Heritage Oaks Bancorp
SEC Registration Statement No.: 333-215620

Pacific Premier Bancorp
Fourth Quarter 2016 Conference Call
January 24, 2017 at 12:00 p.m. Eastern

CORPORATE PARTICIPANTS Steven Gardner, Chairman and CEO Ron Nicolas, Chief Financial Officer

PRESENTATION

Operator
Good morning and welcome to the Pacific Premier Bancorp Fourth Quarter 2016 Conference Call. All participants will be in listen‑only mode. Should you need assistance, please signal a conference specialist by pressing the star key, followed by 0. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press the star key, then 1 on your telephone keypad. To withdraw your question, please press star, then 2. Please note that this event is being recorded.

I would now like to turn the conference over to Steve Gardner, Chairman and CEO of Pacific Premier Bancorp. Please go ahead.

Steve Gardner
Thank you, Daniel. Good morning, everyone. I appreciate you joining us today. As you’re all aware, earlier this morning we released our earnings report for the fourth quarter of 2016. I’m going to walk through some of the notable items. Ron Nicolas is going to review a few of the financial details, and then we’ll open up the call to questions. I’ll also note that in our earnings release this morning, we have the safe harbor statement relative to the forward‑looking comments, and I’d encourage all of you to take a look and read through those.

We had a solid quarter from a number of perspectives, demonstrating our ability to deliver profitable organic growth while also continuing to add value to our franchise through our M&A strategy. We generated $12 million in net income, or 43 cents per diluted share, in the quarter. Relative to last quarter, our strong earnings growth was driven by positive trends across most of our key metrics and a return to a more normalized level of non‑interest expense and credit costs.

The primary driver of our financial performance continues to be our ability to generate high quality balance sheet growth through a variety of commercial banking areas. We had another record quarter of loan production, generating $385 million in new loan commitments, which resulted in annualized growth in our loan portfolio of approximately 20 percent. The loan growth is the product of a number of factors - our disciplined and consistent approach to business development that creates a steady flow of new clients, healthy economic conditions, and good loan demand in our markets. And the quality of our relationship managers, which was significantly enhanced earlier this year with the Security Bank acquisition, will be further strengthened through the acquisition of Heritage Oaks.

Our loan production continues to be well balanced, with all of our major lending areas making significant contributions to our overall loan growth. During the fourth quarter, we originated $52 million in new C&I loan commitments, $57 million in franchise loans, $36 million in SBA, $90 million in construction loans, and a $103 million in commercial real estate loans. As has been our ongoing strategy, we’ve prioritized business‑related loans and higher yielding specialty finance products in C&I, franchise lending, construction finance, and SBA loans. This focus continues to produce a high quality, well diversified loan portfolio that generates favorable risk-adjusted yields.

Moving to other notable highlights in the quarter, when the merger‑related expenses are excluded, our non‑interest expense was within the $24 million to $25 million range that we guided to on our last conference call. We’ve previously talked about the investments we made throughout 2016 to build an infrastructure that will support our longer‑term growth and ensure that our enterprise risk management practices and internal controls keep pace with the higher regulatory expectations for larger, high‑growth banks. These investments were made in anticipation of executing a larger transaction, which, of course, occurred on December 13 of last year. Upon closing of the Heritage Oaks acquisition, we will exceed $6 billion in assets. With the additional scale from this acquisition, over time, we expect to increase our operating leverage and improve efficiencies.

As I indicated earlier, we also saw a return to more normalized credit costs this quarter as asset quality strengthened. Our total non‑performing assets declined during the quarter and stood at just 4 basis points of total assets at the end of 2016. We recorded a provision expense of $2.1 million for the quarter, with most of that related to the growth we had in the loan portfolio.

With the strong revenue growth and well managed expenses, we were able to generate a return on average assets of 1.24 percent and a return on average tangible equity of 14.42 percent in the quarter, which is more in line with the performance standards we have established for Pacific Premier. Of course, the most significant event of the quarter was the signing of a definitive agreement to acquire Heritage Oaks Bancorp. This acquisition will extend our franchise into the attractive deposit‑rich California Central Coast market.

Since the announcement, we’ve had the opportunity to meet with all of the key managers and relationship bankers of the Heritage Oaks organization, and we’ve been very impressed with the quality of the team. Based on our conversations and meetings, we remain bullish about the growth prospects in this market. The strong deposit franchise that Heritage Oaks has built, coupled with our highly productive approach to generating new client relationships, should further enhance our ability to deliver profitable growth. In taking us over the $6 billion asset mark, the acquisition of Heritage Oaks will not only improve our scale and operational efficiencies, but also open up new markets for us to continue to build franchise value.

The Heritage Oaks acquisition is on track to close in late Q1 or early Q2 of this year. We have made substantial progress towards integrating the two organizations and are looking forward to both the strategic and economic benefits that will result from this combination, and we believe that we’ll have greater opportunities to create value for all shareholders.

Looking ahead to 2017, we intend to continue employing the same strategies that have generated strong value creation for our shareholders over the past several years. We will remain focused on developing commercial banking relationships that result in stable, low‑cost core deposits. We will continue to maintain a well-diversified, high quality loan portfolio that generates attractive risk‑adjusted yields and solid fee income for the bank. We will employ leading‑edge technology to enhance our sales management process and further improve the highly productive sales culture that has driven our consistent organic growth.

We will maintain disciplined credit risk management practices that have produced the superior credit quality that has been a foundation of our franchise. We will look to invest in our personnel and infrastructure to ensure we are effectively managing our growth and ensuring appropriate internal controls and enterprise‑wide risk management, and we will supplement our organic growth with additional acquisitions of commercial banks that will deepen our penetration of existing markets and expand our franchise to other areas along the West Coast.

We believe favorable conditions will remain in place in the coming year. We are generally seeing an increased level of optimism among our clients regarding the economy and the prospects for growing their businesses, and we believe that loan demand will support another year of quality loan growth. With continued organic growth, combined with the positive impact of the Heritage Oaks acquisition, we believe we can deliver solid profitability in 2017 and create additional value for our shareholders.

With that, I’m going to turn the call over to Ron to provide a little bit more detail on our fourth quarter results. Ron?

Ron Nicolas
Thanks, Steve, and good morning, everyone. We have provided a fair amount of detail in our earnings release today, so I will review some of the more significant items in the quarter, focusing primarily on the linked quarter comparison, starting with the income statement.

As highlighted in our earnings release, net income was $12 million, and we earned 43 cents per diluted share on 28 million fully diluted average shares outstanding in the fourth quarter compared with net income of $9.2 million and 33 cents per diluted share in the third quarter. Total pre‑provision revenues came in at $46.6 million compared with $45 million in the prior quarter. Key drivers were stronger net interest income primarily as a result of a larger balance sheet, partially offset by lower non‑interest income.

During the quarter, we provisioned $2.1 million compared with $4 million in the prior quarter. Non‑interest expense, as anticipated, decreased to $25.4 million and included $772,000 of merger‑related costs as well as $369,000 of REO expense. Excluding merger‑related costs, our non‑interest expense was $24.6 million, in line with our previous guidance.

Turning now to more specific income statement line items, our net interest income increased by $3.3 million, driven principally by our loan and securities portfolio growth as well as our earning asset mix. You will recall at our third quarter earnings call, we discussed strong loan growth in the back half of the third quarter giving rise to higher loan balances and Q4 net interest income. Combined with our fourth quarter production, the bank added $181 million in average loan balances and $65 million in average investment balances, which, combined with lower cash average balances, added $1.5 million to net interest income.

In addition, our net interest margin increased to 4.59 percent compared to 4.41 percent in the third quarter and included 18 basis points for accretion, 5 basis points for the special FHLB dividend, and 4 basis points for a one‑time interest accrual adjustment. Our core net interest margin was 4.32 percent compared with 4.22 percent in the third quarter, including the impact of pre‑payment fees. The core net interest margin increase was principally driven by an improved earning asset mix. As we mentioned at our last call, we were able to lower our cash requirements and redeploy the excess funds into both higher yielding loans and securities. We saw the full benefit this quarter as our average cash balances were reduced to 3 percent of total average earning assets, from 6 percent in the prior quarter, and our loans and securities grew to 97 percent of total averaged earning assets, from 94 percent.

The more efficient balance sheet resulted in higher net interest income of almost $1 million this quarter. Of course, we will not see this quarter‑to‑quarter increase repeat in the first quarter. Our overall cost of deposits came down 1 basis point to 27 basis points, as some of our higher yielding time deposits ran off. We do not anticipate significant changes with our cost of funds at this time; however, we remain cautious in terms of deposit pricing pressures. We believe our core net interest margin should continue to hold up as we move into the first quarter. While there continues to be downward pressure on loan pricing, the bank has never competed solely on price. We continue to remain disciplined, while balancing customer needs and taking into consideration the full customer relationship.

Going forward, accretion will continue to have a lesser impact in the first quarter from the 18 basis points realized this quarter. Our larger earning asset base and improved earning asset mix will help to combat increasing competitive pricing pressures. In addition, with the most recent rate hike, we saw approximately $750 million, or 23 percent, of our loan portfolio reprice immediately, and we will see another $300 million reprice as we move through 2017.

The bank recorded a provision for loan loss of $2.1 million for the quarter compared with $4 million in the prior quarter. In addition to providing for loan growth of approximately $1.6 million, the bank provided for unreserved net charge‑offs of $500,000. Total net charge‑offs were $2.6 million, of which $2.1 million were previously reserved.

Non‑interest income decreased $1.7 million, to $4.3 million, from the third quarter for a few reasons. First, during the quarter, the bank sold $30 million of SBA loans, achieving a net gain of $2.4 million compared with $36 million sold and a net gain of $2.7 million in the third quarter. The net gain rate bounced back, improving approximately 50 basis points to just over 8 percent, in the fourth quarter. In the third quarter, you will recall the bank also had a one‑off commercial loan sale gain of approximately $450,000. We also had lower gains related to recoveries on pre‑acquisition, charged‑off loans of approximately $200,000. And, lastly, we sold approximately $17 million of securities in the third quarter, achieving approximately a $500,000 gain, and did not sell any securities this quarter. Given the potential rising‑rate environment, we see less security sales in the future.

Turning now to non‑interest expense, overall, our non‑interest expense came in at $25.4 million and included the $772,000 of merger‑related costs as well as REO expense of $369,000. As we discussed at our prior earnings call, we anticipated non‑interest expense to be in the range of $24 [million] to $25 million. Excluding the merger‑related costs, our total NIE was $24.6 million. Most of the remaining expense line items were in line with our expectations, and the areas of one‑time costs we highlighted in the third quarter, namely compensation, marketing, and other operating expense, came down as anticipated. As we move into the first quarter and forward with our integration plans for Heritage Oaks, we expect some growth in our operating expense in anticipation of our end of the first quarter or early second quarter close and subsequent integration and conversion activities. Lastly, the bank ended the quarter at 446 full‑time equivalents, down 2 FTEs from our September 30 number.

Our effective tax rate was just under 38 percent in the fourth quarter as we trued up our tax rate for our final 2015 filings and the 2016 full‑year impacts. Notwithstanding any significant changes to the corporate income tax laws, we would anticipate our 2017 effective tax rate to continue to be in the 38 to 39 percent range. Keep in mind our merger‑related costs are generally non‑taxable and will unfavorably impact our tax rate as we move through the second and third quarters.

Turning now to the balance sheet highlights, total loans, as highlighted in our release, increased by $150 million, or 20 percent, on an annualized basis, and were driven principally by record organic originations for the quarter of $385 million, eclipsing the previous record of $322 million set last quarter. Total average loan balances rose by $181 million during the quarter, reflecting the strong originations in the back half of the third quarter, giving rise to the expanding net interest income and net interest margin. Origination yields were down slightly at 4.80 percent compared with 4.87 percent in the prior quarter, reflecting increasing pricing competitiveness, partially muted by our favorable business mix and pricing discipline. We anticipate new origination loan yields may hold flat, with the initial rate move offsetting some of the downward competitive pressure on loan rates.

Total combined portfolio amortization and repayments accelerated somewhat this quarter compared with the third quarter, and the annual rate of repayment grew to 26 percent compared with 24 percent in the prior quarter. This was more a function of normal amortization and line utilization than pre‑payments, which actually declined compared to the third quarter.

We grew our investment portfolio $68 million as we purchased $88 million during the quarter and saw $14 million redeemed and amortized and incurred a $7 million fair value mark‑to‑market adjustment. We continue to target a portfolio size equal to 10 percent of our total assets.

Overall deposits grew $86 million, with interest bearing higher by $61 million and non‑interest bearing higher by $25 million. Our non‑maturing deposits grew $83 million to almost 82 percent of total deposits as of December 31. Of the approximate $86 million in deposit growth, our HOA deposit business grew $24 million and totals over $750 million as of December 31.

The company and the bank both remain well capitalized across all regulatory capital measures, and our tangible book value increased 29 cents per share to $12.51 during the quarter, despite the negative after‑tax impact of the mark‑to‑market to the available for sale securities portfolio.

Lastly, taking a look at asset quality, our ALLL ended the quarter at $21.3 million, down $500,000 from the prior quarter, with our coverage ratio at .66 percent of loans held for investment, down from .71 percent. Both of these slight decreases were directly attributable to the loans charged off that had specific reserves. The ALLL reserve coverage on the non‑classified loans remained flat at .74 percent. The total net charge‑offs for the quarter were $2.6 million and included two credits which were previously reserved for, totaling $2.1 million. Non‑performing loans decreased $4.8 million, to $1.1 million, or 4 basis points, as a result of the net charge‑offs as well as the $2.5 million note sale for the full amount owed. And, finally, our total delinquency of $832,000 was 3 basis points of total loans compared with 18 basis points in the prior quarter.

With that, we would be happy to answer any questions you may have. Operator, please open the call up for questions.

QUESTIONS AND ANSWERS

Operator
We will now begin the question‑and‑answer session. To ask a question, you may press star, then 1 on your telephone keypad. If you’re using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star, then 2. At this time, we will pause momentarily to assemble our roster.

Our first question comes from Matthew Clark with Piper Jaffray. Please go ahead.

Matthew Clark
Good morning, guys.

Steve Gardner
Good morning, Matthew.

Ron Nicolas
Good morning.

Matthew Clark

Maybe just first on the pipeline and related outlook in the loan portfolio. Coming off a couple of quarters of record production, just curious how the pipeline stands today going into the first quarter, and is there any seasonality we should consider, again going into the first quarter?

Steve Gardner
Sure. Historically, Q3, Q4, the second half of years, are typically our strongest quarters, Matt, and Q1 typically is the weaker part of the year. That being said, we have a pretty strong pipeline headed into Q1, roughly $500 million. The investments that we made, and more importantly the acquisition of Security Bank last year, is continuing to contribute to the pipeline and its strength. So overall, it’s pretty strong headed into Q1. At the same time, Q1 is historically our slowest quarter of the year.

Matthew Clark
Okay. Great. And then maybe on the loan‑to‑deposit ratio, up to 103 percent, I know the Heritage Oaks acquisition’s going to help that equation after that deal closes, but in the interim, should we anticipate some loan sales maybe here in the first quarter, or do you expect deposit growth to pick up?

Steve Gardner
We have historically done loan sales at various times and loan purchases to manage a number of areas, our liquidity risk, credit risk, concentration risks, and the like, and it’s something that we will take a look at. We balance that against the deposit inflows, the pre‑pays, the origination, and there’s no way to get it right every single time per se or exactly where we might like it, and so we’ll look at that as a potential option as we move through the quarter, but as you pointed out, we have the Heritage Oaks acquisition coming up. Their loan‑to‑deposit ratio at the end of the third quarter was quite a bit lower than us. We think that there is plenty of opportunity to grow the deposits there in the Central Coast region, and, as such, we’ll look at all of those factors in determining whether or not we have loan sales here in Q1.

Matthew Clark
Okay. Great. And then the last one, in non‑performance here, de minimis at 5 basis points of loans and OREO, I’m just curious. First, have your classified or criticized classified trends followed suit? And also I’m just curious if you could add some additional color around your customer base. It sounds like they’re feeling more optimistic, but just curious what you’re seeing on the CRE front, anything that might make you a little bit more cautious or vice versa?

Steve Gardner
Sure. So the classifieds have come down with the rest of the improvement in strengthening in the classified assets. We ended the year at - what was it?

Ron Nicolas
Yeah, 5 basis points, I believe it was.

Steve Gardner
Right. In the classifieds run.

Ron Nicolas
I’ll take a look here.

Steve Gardner
We’ll get that number in a second, and then I’ll just speak to you generally. As I mentioned, the discussions that we’re having with our business owners and clients, I think that there is generally an optimistic mood that with potential regulatory reform, tax reform, that there could be increased growth in the economy, and I think that, generally speaking, most of the business owners are incrementally more optimistic. I think with a lot of us that have operated in this economy since the financial crisis, you like to hear the rhetoric and discussion out of DC, and I think that all of us are cautiously optimistic, but I don’t think that any of us lose sight of the fact that we still have a two‑party system in this country, and so we’ll see how things shape out and how that could positively impact the economy, but, as I said, overall, I think business owners are more optimistic today than they were at the end of Q3.

I don’t see any areas of CRE or any other loan category that is giving us pause for concern. As we’ve talked about a number of times, over the last several years, we’ve seen liquidity flow into the commercial real estate markets. That has not been due to a lessening of debt or loan conditions, at least not at our institution. It has been predominantly equity liquidity that has flowed into the markets, where you have new entrants that have very strong balance sheets personally and in their businesses looking to invest their excess liquidity and seeing real estate, commercial real estate in particular, multifamily and the like, as an attractive opportunity.

Ron Nicolas
And, Matthew, just to follow up on Steve’s comment, classified loans were $13 million, 40 basis points of total loans for the quarter, so they were down and trending downward.

Matthew Clark
Got it. Thanks.

Operator
Our next question comes from Bob Ramsey with FBR. Please go ahead.

Bob Ramsey
Hey, good morning, guys. Just thinking about the margin, I know you mentioned the FHLB’s special dividend. Is that included in the core margin, and so should we start the first quarter 5 basis points narrower? Is that fair?

Ron Nicolas
No, Bob, I excluded the 5 basis points, the special dividend portion, from the FHLB from our core margin, so our core margin was 4.32 [percent]. That included about 14, 15 basis points of pre‑payment fees that accelerated, of course, that came about, but that is our core margin stripped of all of the one‑time items.

Bob Ramsey
Okay. Perfect. That’s good to know. And then thinking forward, I know you guys said that stronger earning assets will certainly be a little bit of a lift. Do you think with the shorter day count, net interest income is up directionally in the first quarter, with a little bit lower pre‑payments, but more earning assets?

Steve Gardner
I don’t think - I think it will be not a material impact.

Ron Nicolas
Yeah, I don’t think the shorter day count will affect it. Obviously, as I mentioned in my earlier comments, we got a one‑time quarter‑to‑quarter lift through the redeployment of the lower cash into loans and securities. That sort of was a one‑time opportunity here in the fourth quarter that we realized. The larger balance sheet going forward will continue to give us lift, so we’ll see that continue as we move forward into the first quarter, but I’m not so sure that the day count’s going to have much of an impact.

Bob Ramsey
Okay. Shifting gears to talk about M&A, Heritage Oaks, you guys sound like you’re on track, going to close that before too terribly much longer. When are you ready for the next transaction, and how would you describe the pipeline of transactions out there or conversations that -

Steve Gardner
We’re ready -

Bob Ramsey
- you may have had.

Steve Gardner
- now.

Bob Ramsey
You’re ready now? Okay.

Steve Gardner
Sorry for interrupting. We’re ready now. We’re continuing to have conversations. I think the pipeline is similar to how it’s been over the last several years in that activity ebbs and flows. Certainly there are fewer targets. As we move up in size and we look, we start to limit the size of institution that we want to consider. We still look at - what we think about today as the minimum $500 million. We really wouldn’t have much interest below that, and even $500 million is on the low end of the scale. We’d much prefer to see deals in the $2 [billion], $3 [billion], to $5 billion range, quite frankly.

Bob Ramsey
And is $5 [billion] the high end, or would a merger of equals be the high end, or how high would you go?

Steve Gardner
Oh, we don’t do mergers of equals. That’s not - and I don’t know. I haven’t seen it in the - maybe at the local zoo there’s a merger of equals, but I’m not familiar with it in real business. But, no, $5 billion is not the cap. We would look at larger institutions that we think we could add value and that would add value to our shareholders as well.

Bob Ramsey
Okay. And maybe the last question on that front. Any sense in how potential seller sentiment has changed post‑election, or are targets more interested in selling, because valuations have improved, or are they less interested in selling, because it appears that there could be a lot of opportunities in banking, or how are sellers thinking about their options?

Steve Gardner
I think that every seller is different, and they all have differing perspectives depending upon the outlook that they see for their business, certainly the regulatory impact and costs, their ability to earn their cost of capital, a whole variety of factors, and I don’t think that you can lump any of them together in one category or another.

Bob Ramsey
Okay. Fair enough. Thank you for taking the questions.

Steve Gardner
Sure.

Operator
Our next question comes from Jackie Bohlen with KBW. Please go ahead.

Jackie Bohlen
Hi, good morning, guys. Just as a follow‑up to the last conversation, as you think about future acquisitions and given that you would consider somebody up to $5 billion or perhaps even higher, how do you think of crossing the $10 billion platform, and what requirements would be necessary to do that?

Steve Gardner
We’ve started to just think about that within the last two to three months. We don’t anticipate it immediately, but we are thinking about that threshold and the impacts that it has from a whole host of areas, whether it’s

DFAS becoming regulated by the CFPB, and a whole host of other areas. And we’ve been taking steps in the organization, it’s that constant seeking to improve, strengthening the executive senior management team, improving on our processes, constantly looking at our organization, its structure, the internal controls, becoming more sophisticated in our modeling, our model validation, enterprise risk management, and all of those things. Those are all things that we are looking at and considering and beginning to put in place as we speak. And it’s just again, Jackie, part of our constantly seeking to get better at what we do.

Jackie Bohlen
Okay. So fair to say already in your infrastructure, some of the improvements that have been happening and then ongoing, and any sort of concrete expense build would be a future item that can be quantified once you get to be a little bit bigger in assets?

Steve Gardner
Potentially. We’ll see. It’s just like we added expense in Q1 and Q2 of last year in anticipation of an acquisition. We were pleased that we were able to get Heritage Oaks done, but there were no guarantees as we were adding those folks, but we certainly expected that we’d have another acquisition that would move us into another category in our own minds, but it’s just an ongoing process for us to constantly look to improve, and crossing that $10 billion threshold, we are well aware that it’s a significant impact on an organization. At the same time, we’re comfortable with our ability to manage through that effectively.

Jackie Bohlen
Okay. That’s helpful. Thank you. And then a clarification question for Ron. You’d mentioned the 4 basis point impact on the margin from an accrual adjustment. Was that an interest recovery, or was it something else?

Ron Nicolas
It was an interest recovery.

Jackie Bohlen
Okay. And then thinking about securities yields, if I strip out the roughly 50 basis point impact from the FHLB special dividend, it looked like those were still up a good amount quarter on quarter. Was that just due to maybe a higher rate on some of the purchases you had?

Ron Nicolas
Yes, Jackie, last quarter we initiated a small portion of our securities portfolio into a little bit of a corporate debt area, which has a little bit higher yield. Last quarter we probably got a half of a quarter’s worth of benefit to that end. This quarter we saw the full effect of that benefit, and also the redeployment, of course, of the lower cash requirements, part of that went into the securities portfolio as well. So all of that had a yield enhancing effect on the securities portfolio.

Steve Gardner
And, Jackie, just to clarify on the corporates. We started buying and dabbling in corporates sometime in the middle part of this summer and added a little bit in Q4 as well.

Jackie Bohlen
Okay. And I know you had mentioned that the level of the quarter‑on‑quarter NIM expansion is unlikely to repeat, but would there still be some forward benefit in 1Q from some of the purchases you made in 4Q?

Steve Gardner
Limited.

Ron Nicolas
Yeah, I’m not so sure I would go there, certainly to the same extent that we saw 3Q to 4Q, so we’re still seeing, as I made in my comments, some downward pressure from a competitive standpoint. We saw the rate hike, but it remains to be seen how all this mix is going to play itself out here in the first quarter. I would expect more of a flattish result here in the first quarter compared to the fourth quarter as far as the core margin is concerned.

Jackie Bohlen
Okay. That’s very helpful. Thanks for all the color.

Steve Gardner
Sure thing.

Operator
Again, if you have a question, please press star, then 1. Our next question comes from Andrew Liesch with Sandler O’Neill. Please go ahead.

Andrew Liesch
Hey, guys, just some follow‑up questions to some topics discussed earlier. Steve, you mentioned acquisitions, and I think you referenced other West Coast locations. Are you considering something out of state, or are there any specific markets where you would like to complete a deal maybe outside of Southern California?

Steve Gardner
There haven’t been any that we’ve looked at that are out of state. I think we’ve talked about this before in that LA is certainly our primary or ideal focus, but we’d look in market. As we’ve said before, we’d look on the Central Coast, we’d look in the Central Valley, we’d look in Northern California. We haven’t looked at this point at anything out of state. That’s probably more of a little bit of a longer‑term perspective. At the same time, if something of interest that will add to our core focus of creating an institution of scale that is headquartered in Southern California and really will drive franchise value, it’s something we’ll take a look at and consider.

Andrew Liesch
All right. And then I think you also mentioned - or, Ron, you did - the 10 percent investment in securities to assets, and I think Heritage Oaks is running well above that, and maybe it’s too early to tell, but do you guys plan to do any repositioning of either your securities portfolio or their book once the deal is done?

Ron Nicolas
Yeah, Andrew, we did take a look, obviously, through the due diligence process at their securities portfolio. I think part of that portfolio we’ll retain, and likely part of it we’ll sell, so I would expect post-merger for the portfolio, again, to represent roughly the 10 percent of the total assets.

Andrew Liesch
Very good. Thanks for taking my questions.

Operator
Our next question comes from Gary Tenner with D.A. Davidson. Please go ahead.

Gary Tenner
Thanks. Good morning, guys. A lot of questions answered, but a couple of quick ones here. Steve, you mentioned the loan pipeline around $500 million at the end of the year. Can you give us an idea of where that stood back at September 30?

Steve Gardner
Roughly the same, and the $500 million, Gary, is about where we are today. We were a little bit higher than that headed into the new year.

Gary Tenner
Okay. Got you. Thanks. And then regarding Heritage Oaks, when you announced the deal, there was some discussion on the conference call regarding their resi‑mortgage platform. Can you update us with how you’re thinking about that today as you’re getting closer to closing the deal?

Steve Gardner
We don’t plan on being in mortgage banking. We’re not in mortgage banking today. We don’t expect to be in mortgage banking after we close this acquisition.

Gary Tenner
Okay, and is that something that you think there is appetite from people that want to diversify and maybe have that platform to kind of sell that platform, or is this something that you’d wind down?

Steve Gardner
Yeah, you can sell it for zero dollars.

Gary Tenner
Okay. Very good. Thank you.

Steve Gardner
You’re welcome.

Operator
Our next question comes from Tim Coffey with FIG Partners. Please go ahead.

Tim Coffey
Ron, in your prepared remarks, you mentioned that the repayments this past quarter included amortizations and utilizations in aggregate. What were the repayments for the quarter?

Ron Nicolas
Boy, Tim, I don’t have that number handy here. I think they upticked. I remember looking at it a bit ago. I think they upticked a little bit through the normal amortization, but, again, the pre‑payment side of that number was down a little bit as well. I think overall it was down - you know, we were up a little bit, but nothing extraordinary.

Steve Gardner
Tim, just to clarify, the payoffs were down just slightly quarter over quarter, but some of the other amortization, paydowns on lines, a variety of things, that was up, combined, quarter over quarter, and we can get you that specific number after the call.

Tim Coffey
Great. Yeah, I’ll be more than happy to follow up with you guys on that. And then, Steve, if you can give me a little bit of color on the thesis for the sale of the non‑performing loans. Obviously, you had very little non‑performing loans, so were you just testing the market to see what the appetite was for doing future loan sales like that, or was this just a one‑off thing?

Steve Gardner
We didn’t sell any loans, Tim. The large non‑performing loan that we took a specific reserve for in the third quarter and was highlighted during that call, that was charged off during the fourth quarter. The loan sales were predominately SBA, and then there may have been just one small loan sale, but that’s not the bulk of it. It was that one large loan that we took the charge on.

Tim Coffey

Okay. Perhaps I misread the press release, then. It looked like they referenced a sale of non‑performing loans during the quarter.

Steve Gardner
Yeah, we did sell one note. It was relatively small. Yeah, it was roughly around $2½ million for the full amount owed. It was previously a non‑performing classified asset.

Tim Coffey
Okay.

Ron Nicolas
So the combination of those two, that’s what drove - we reduced - if you’ll recall in our non‑performing, we were down about $4.8 million. Roughly half of that was attributable to the charge‑offs that we had which were in large part fully reserved, and then the other part was the note sale, the one‑off note sale that we did for the full amount. There was no gain or anything, so to Steve’s earlier point, it wasn’t our normal business thing. We just had the opportunity to sell the note for the full amount, given our strong collateral position.

Steve Gardner
Yeah, and, Tim, I’m sorry, I was focused on the other loan that we had charged off. So we’ve done that historically over the years where we’ve sold one‑off individual loans, but it’s not a matter of going out and testing the market. It’s just where we have an opportunity, the collateral will allow for us to sell it and move something off the books that is substandard. We’ve done that before.

Tim Coffey
Okay. All right. Thanks for the color on that, Steve. And then just looking at the cash balances in relation to earning assets, it’s low relative to where you’ve been keeping it near term but not historically. So you’ve kept it a little bit low, this low before. I’m wondering, though, once you close on the Heritage Oaks transaction, do you anticipate holding a little bit more cash?

Steve Gardner
Well, the cash we had reduced in Q3, towards the end of Q3, through some steps that we had taken. That level, from a percentage basis, should be relatively consistent. Once we close Heritage Oaks, we don’t expect to carry it from a percentage basis any higher. Just an absolute dollar basis, of course, it will be a little higher.

Tim Coffey
Right. Okay. Yeah. Thanks. I was asking about the percentage basis, so, great. Thank you. Those were my questions.

Operator
Again, if you would like to ask a question, please press star, then 1.

Our next question comes from Tyler Stafford of Stephens. Please go ahead.

Tyler Stafford
Hey, good morning, guys.

Steve Gardner
Hi, Tyler

Ron Nicolas
Good morning.

Tyler Stafford
Hey, one last one for me on the M&A topic. I appreciate the commentary around the size parameters. What financial hurdles can you remind us about that you’re targeting in an acquisition, whether EPS accretion, tangible book value, dilution, et cetera?

Steve Gardner
Sure. So each deal needs to be accretive to EPS in the full first year of operations; maximum dilution to tangible book, 10 percent maximum payback is four to five years on tangible book dilution, 15 percent IRR. All of that being said, we’ve never announced a deal that has come close to 10 percent dilution to tangible book value. No deal has come close to the five year payback on tangible book dilution. All of them have been accretive to EPS in the first full year. And so those remain our broad parameters that we have.

Tyler Stafford
All right. Thanks, Steve. Ron, do you happen to have the breakdown of the PCI versus non‑PCI accretion this quarter?

Ron Nicolas
I don’t have that, Tyler, at my fingertips, so if you want, I can follow up with you on that.

Tyler Stafford
Okay. That’s fine. And then maybe one more just clarification question on the core margin in 1Q. Do you expect it to stay flat relative to the 4.32 [percent] this quarter, even absent the FHLB dividend payment in 1Q?

Ron Nicolas
Yeah, even - the special dividend is excluded from that 4.32 [percent], call it 4.30 [percent] net interest margin, but that does include the benefit of pre‑payment fees, which adds about 14 basis points to that number, so pre‑payment is the volatile number. To Steve’s earlier comment, we typically see originations a little softer. I suspect we’ll see prepayments a little softer. We probably won’t have 14, 15 basis points of pre‑payment, so it could soften from there. But other than that, yes, I do see it relatively flat.

Tyler Stafford
Okay. And have you done any preliminary work that you could share on how much of the benefit you’d realize if there is a reduction in the corporate tax rate?

Steve Gardner
We haven’t done analysis. Look, there’s a couple of rates floating around out there, 15, 20, 25 percent. Wherever it shakes out, we will be happy to take it and take the benefit that we pick up from it.

Ron Nicolas
Yeah, and just to add, while there will be a current period benefit, not unlike a lot of banks, to the extent that there is a reduction, we’re all going to be facing a haircut on our deferred tax assets, so albeit maybe a one‑time adjustment, but that will, of course, come into pay as well.

Tyler Coffey
Right. Okay. That’s all my questions. Thanks. Congrats on a nice quarter.

Steve Gardner
Thank you.

Ron Nicolas
Thank you.

Operator

Our next question comes from Don Worthington of Raymond James. Please go ahead.

Don Worthington
Good morning, Steve and Ron.

Steve Gardner
Good morning.

Ron Nicolas
Hi, Don.

Don Worthington
In terms of the FHLB borrowings during the quarter, were those primarily overnight, or did you do any term borrowings during the quarter?

Ron Nicolas
Yeah, Don, that was all overnight. As we moved through the quarter into December, we were seeing, again, as we’ve already noted, strong originations. We saw a little bit of softening, normal seasonal softening on the deposit side, so in an abundance of caution or just to be prudent, quite frankly, we decided to put on a little extra liquidity. I can tell you January 4th came around, and we jettisoned that liquidity, and deposits have rebounded back very, very nicely this quarter.

Don Worthington
Okay. Great. And then one more. In terms of the REO writedown, was that due to a new appraisal?

Steve Gardner
Yeah, that’s exactly right. New valuation that came in towards the end of the year, just in our normal process.

Don Worthington
Okay. Great. Thank you.

Operator
This concludes our question‑and‑answer session. I would now like to turn the conference back over to Steve Gardner for any closing remarks.

CONCLUSION

Steve Gardner
Thank you, Daniel. Thanks again, all, for joining us this morning. If you have any other questions, please feel free to give either Ron or myself a call, and we’d be happy to talk with you. Have a great day.

Operator
This now concludes our conference for today. Thank you for attending today’s presentation. You may now disconnect.